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PLEASE READ THE INSTRUCTIONS ACCOMPANYING THIS LETTER OF TRANSMITTAL AND ELECTION FORM BEFORE COMPLETING IT.

LETTER OF TRANSMITTAL AND ELECTION FORM
to accompany certificates for common shares

of

ATI TECHNOLOGIES INC.
to be deposited pursuant to the Arrangement

with

1252986 ALBERTA ULC

and

ADVANCED MICRO DEVICES,  INC.

ATI Common Shareholders whose ATI Common Shares are registered in the name of a broker, investment dealer, bank, trust company, depository or other nominee should contact that nominee for instructions and assistance in delivering those ATI Common Shares.

ATI Common Shareholders should consult their financial advisor prior to making an election as to the consideration they wish to receive under the Arrangement.

        This Letter of Transmittal and Election Form (the "Letter") is for use by registered holders of ATI Common Shares ("Registered ATI Common Shareholders") in connection with the proposed arrangement (the "Arrangement") under section 192 of the Canada Business Corporations Act (the "CBCA") involving ATI Technologies Inc. ("ATI"), 1252986 Alberta ULC and Advanced Micro Devices, Inc. ("AMD"). Capitalized terms used but not defined in this Letter have the meaning set out in the management information circular dated September 13, 2006 (the "Circular") accompanying this Letter.

        Under the terms of the Arrangement, each ATI Common Shareholder (other than (i) ATI Common Shareholders who exercise Dissent Rights, (ii) AMD, ATI and their subsidiaries or (iii) any trustee or custodian holding ATI Common Shares for the benefit of participants under the ATI RSU Plans) may elect to receive, subject to proration, in respect of each ATI Common Share held by such ATI Common Shareholder, either:

  1.
  cash consideration (the "Cash Election") equal to the sum of (i) $16.40 and (ii) the product of (x) 0.2229 and (y) the volume weighted average trading price of the AMD Common Stock on the NYSE during the ten trading days prior to the Closing Date (the "AMD Closing Stock Price") of the Acquisition, rounded to the nearest cent (the "Purchase Price per ATI Common Share"); or

  2.
  stock consideration (the "Stock Election") per ATI Common Share comprised of that number of shares of AMD Common Stock equal to the number, calculated to four decimal places, obtained by dividing (i) the Purchase Price per ATI Common Share by (ii) the AMD Closing Stock Price (the "Exchange Ratio").

        The following describes the proration rules that will govern the allocation of the cash and stock consideration in the Arrangement.

        Cash:    The aggregate cash to be paid (other than cash paid in lieu of fractional shares) under the Arrangement to ATI Common Shareholders (other than any ATI Common Shareholder who exercises the Dissent Rights) will not exceed the Cash Available. Cash Available is equal to: (i) the product of (a) the Purchase Price per ATI Common Share and (b) the number of ATI Common Shares outstanding prior to the Effective Time (other than ATI Common Shares held by an ATI Common Shareholder who exercises the Dissent Rights, AMD, ATI, any of their subsidiaries or any custodian or trustee holding ATI Common Shares for the benefit of participants under the ATI RSU Plans) minus (ii) the product of (a) Shares Available and (b) the AMD Closing Stock Price. If ATI Common Shareholders elect or are deemed to have elected to receive more cash in the aggregate than the Cash Available, each ATI Common Shareholder who elected or is deemed to have elected to receive cash will receive a pro rated amount of cash, which in the aggregate equals the Cash Available. Such ATI Common Shareholders will also receive shares of AMD Common Stock based on the

Exchange Ratio in lieu of cash they would otherwise have received as consideration, but for the effect of the proration provisions.

        AMD Common Stock:    The total number of shares of AMD Common Stock to be issued to ATI Common Shareholders (other than any custodian or trustee holding ATI Common Shares for the benefit of participants under the ATI RSU Plans) under the Arrangement will not exceed the Shares Available, which is equal to the lesser of (a) the product, rounded down to the nearest whole number, of (i) 0.2229 and (ii) the aggregate number of ATI Common Shares outstanding immediately prior to the Effective Time (other than ATI Common Shares held by an ATI Common Shareholder who exercises the Dissent Rights, ATI, AMD, their subsidiaries or any custodian or trustee holding ATI Common Shares for the benefit of participants under the ATI RSU Plans), and (b) the Maximum Share Number. The Maximum Share Number is equal to the difference between (i) 19.9% of the number of shares of AMD Common Stock outstanding immediately prior to the Effective Time and (ii) the number of shares of AMD Common Stock issuable upon exercise of all ATI Options assumed in the Arrangement and upon vesting of all ATI RSUs assumed in the Arrangement, and, without duplication, upon exchange of ATI Common Shares held by any custodian or trustee under an ATI RSU Plan for the benefit of participants under such ATI RSU Plan. If ATI Common Shareholders elect or are deemed to have elected to receive more shares of AMD Common Stock in the aggregate than the Shares Available, each ATI Common Shareholder who elected or is deemed to have elected to receive AMD Common Stock will be deemed to have made the Stock Election in respect of a prorated number of ATI Common Shares and to have made the Cash Election in respect of its remaining ATI Common Shares such that the aggregate number of shares of AMD Common Stock issuable equals the Shares Available (subject to payment in cash for fractional shares). Such ATI Common Shareholders will also receive cash consideration based on the AMD Closing Stock Price in lieu of shares of AMD Common Stock that they would otherwise have received as consideration, but for the effect of the proration provisions.

        If you are a participant in the ATI RSU Plans, any ATI Common Shares held for your benefit by a trustee or custodian under the ATI RSU Plan shall not be subject to the foregoing election provisions, but will be exchanged in consideration for shares of AMD Common Stock, based on the Exchange Ratio.

        For your election to be effective, this Letter, properly completed and signed, together with all other documents required to effect the transfer of ATI Common Shares under ATI's articles or the CBCA or that may be reasonably required by the Depositary, must accompany all certificates representing your ATI Common Shares, and must be received by the Depositary no later than 5:00 p.m. (local time) on October 20, 2006 (the "Election Deadline") at the applicable place of deposit listed on the back page of this Letter. If the Depositary does not receive the required documentation by the Election Deadline (or any extension thereof), you will be treated as a non-electing Registered ATI Common Shareholder as described below.

        The Effective Date of the Arrangement is currently expected to occur during ATI's first quarter of 2007, which ends November 30, 2006, after all required regulatory approvals have been obtained and all other conditions to completion of the Arrangement have been satisfied or waived. If the Effective Date is not reasonably likely to occur within ten Business Days of the Election Deadline described above, a new election deadline will be set. The new election deadline will be published, with at least five days notice of the new election deadline, by means of press release broadly disseminated in Canada (both in French and English) and the United States. COMPLETION OF THE ACQUISITION IS SUBJECT TO THE SATISFACTION OF CERTAIN CONDITIONS. NO PAYMENT OF ANY CASH OR STOCK CONSIDERATION WILL BE MADE PRIOR TO THE EFFECTIVE TIME.

        All elections and deposits made under this Letter are irrevocable. However, if the Election Deadline is extended, an election made under a Letter deposited on or prior to the date on which a new election deadline is published (an "Original Letter") may be changed by depositing a new Letter with the Depositary prior to the new election deadline. If a Registered ATI Common Shareholder does not deposit a new Letter with the Depositary changing the election made in its Original Letter prior to the new election deadline, the election made in its Original Letter will remain effective.

        You are urged to read the Circular which contains, among other things, a description of AMD Common Stock and certain proration adjustments which may result in you receiving consideration in exchange for each of your ATI Common Shares which is different from the consideration that you elect to receive in this Letter.

        Under the Arrangement, no fractional shares of AMD Common Stock will be issued in exchange for ATI Common Shares under the Arrangement and such fractional shares will not entitle the owner to exercise any rights as a shareholder of AMD. Each Registered ATI Common Shareholder otherwise entitled to a fraction of a share of AMD Common Stock, in lieu of any such fractional shares of AMD Common Stock, will be entitled to receive a cash payment in U.S. dollars equal to the product of the fractional share and the AMD Closing Stock Price.

Non-Electing Registered ATI Common Shareholders

        After application of the proration provisions in respect of all ATI Common Shares to which an effective election has been made, each holder of ATI Common Shares for which an election is entitled to be made but no effective election has been made ("Non-Election Shares") will be deemed to have elected to receive in exchange for such share, (x) if the Aggregate Amount of Cash Elected equals or exceeds the Cash Available, such number of shares of AMD Common Stock as is equal to the Exchange Ratio, (y) if the Aggregate Number of Shares Elected equals or exceeds the Shares Available, the Purchase Price per ATI Common Share in cash, without interest, or (z) if neither clause (x) or (y) is applicable, (1) an amount of cash equal to (A) the Cash Available minus the Aggregate Amount of Cash Elected divided by (B) the number of outstanding Non-Election Shares (the "Non-Election Cash Amount") and (2) the number of shares of AMD Common Stock equal to (A) the Exchange Ratio multiplied by (B) a fraction, calculated to four decimal places, the numerator of which is the Purchase Price per ATI Common Share minus the Non-Election Cash Amount and the denominator of which is the Purchase Price per ATI Common Share.

        If you are a non-electing Registered ATI Common Shareholder who is deemed to have elected to receive the above, you must still send a properly completed and signed Letter to the Depositary, together with your certificates representing ATI Common Shares and any other required documents, in order to receive the consideration representing the AMD Common Stock to which you are entitled.

TO:	COMPUTERSHARE INVESTOR SERVICES INC. (the "Depositary")
AND TO:	1252986 ALBERTA ULC
AND TO:	ADVANCED MICRO DEVICES, INC.
AND TO:	ATI TECHNOLOGIES INC.

PART I ELECTION FORM
THE UNDERSIGNED HEREBY ELECTS TO RECEIVE THE FOLLOWING FOR EACH ATI COMMON SHARE TRANSMITTED UNDER THE ARRANGEMENT (please check only one):
Total Number of ATI Common Shares Held: (Box 1)
☐ Cash Election for ATI Common Shares
☐ Share Election for ATI Common Shares
	TOTAL	TOTAL must be equal to the number of Registered ATI Common Shares entered in Box 1 above
Note:	ATI Common Shareholders should consult their financial advisor prior to making an election as to the consideration they wish to receive under the Arrangement.

PART II TRANSMITTAL FORM

The undersigned Registered ATI Common Shareholder hereby deposits with the Depositary, for exchange upon the Arrangement becoming effective, the enclosed certificate(s) representing ATI Common Shares, details of which are as follows:

Name and Address of ATI Registered Common Shareholder(s)	Certificate Number(s)	Number of ATI Common Shares Deposited with this Letter

Total

Note: If space is insufficient, please attach a separate schedule to this Letter.
The total of the numbers filled in above must equal the total number of ATI Common shares represented by the share certificate(s) enclosed with this Letter.

PART III

TO BE COMPLETED BY ALL REGISTERED ATI COMMON SHAREHOLDERS

Note:  Please review carefully the instructions in Part V, which start on page 8, before completing the following information.

A. Registration and Payment Instructions
Issue and send certificate(s) and cheque (if any) as indicated below:
THIS BOX MUST BE COMPLETED.
(Name) (please print)
(Title, if applicable) (see Instruction 4 below)
(Street Address)

(City) (Province or State) (Postal or Zip Code)
(Telephone — Business Hours)

B. Special Delivery Instructions
Fill in name and address below ONLY if the indicated below, certificate(s) and/or the cheque are to be sent to someone other than the Registered ATI Common Shareholder and to an address other than the address of the Registered ATI Common Shareholder as it appears on this Letter.
(Name) (please print)
(Street Address)

(City) (Province or State) (Postal or Zip Code)

C. Special Pick-Up Instructions
☐ Hold certificate(s) and cheque (if any) for pick-up.

DATED: , 2006
Signature of holder or authorized representative

D. Information Regarding Residence of Registered ATI Common Shareholder
Note: if you do not complete this portion of the Letter, your election will be invalid
The undersigned represents that he, she or it:
☐ is a Canadian Resident for tax purposes
OR
☐ is not a Canadian Resident for tax purposes

if you are not a Canadian Resident, indicate country of residence:
Canadian Residents (who are individuals other than trusts) must provide their Social Insurance Number; U.S. Persons must provide their Taxpayer Identification Number or Social Security Number:
U.S. Residents/citizens must complete the Substitute Form W-9 in Part VI below.

Signature of any joint holder
Name of joint holder (Please print)
Name of authorized representative (Please print)
Signature Guaranteed By: (if required under Instructions 3 set out below)
Authorized signature
Name of guarantor (Please print)
Address (Please print)

E. Declaration Regarding Indian Residence
Note: if you do not complete this portion of the Letter, you will be presumed to be resident in the location identified in Box A or B above
The undersigned represents that the undersigned:
☐ is a person resident in India
☐ is NOT a person resident in India
(please see Instruction 9 below for details)

PART IV

GENERAL TERMS

By completing and signing PART III above:

1.
The undersigned ATI Common Shareholder understands that, upon (i) receipt by the Depositary of this Letter, the certificate(s) representing the ATI Common Shares surrendered herewith (the "Transmitted Shares") and all other required documentation, and (ii) completion of the Arrangement, the Depositary will, as soon as practicable, cancel the certificates(s) described above and send to the undersigned the consideration which it is entitled to receive in respect of the Transmitted Shares (the "Consideration"), or hold the Consideration for pick-up, if required in Box C above.

2.
The undersigned Registered ATI Common Shareholder hereby represents and warrants, as of the date hereof and as of the Effective Time, that: (i) the Registered ATI Common Shareholder is the owner of the Transmitted Shares; (ii) the Registered ATI Common Shareholder has good title to the Transmitted Shares free and clear of all mortgages, liens, charges, encumbrances, restrictions, security interests and adverse claims; (iii) the undersigned Registered ATI Common Shareholder has full power and authority to execute and deliver this Letter; (iv) the Transmitted Shares have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the Transmitted Shares to any other person, other than pursuant to the Arrangement; (v) the surrender of the Transmitted Shares complies with applicable laws; and (vi) all information inserted by the undersigned Registered ATI Common Shareholder into this Letter is accurate. These representations and warranties will survive the completion of the Arrangement.

3.
The undersigned Registered ATI Common Shareholder acknowledges that at the Effective Time, all its rights, title and interest in the Transmitted Shares will be assigned and transferred to 1252986 Alberta ULC in exchange for the Consideration.

4.
The undersigned Registered ATI Common Shareholder irrevocably appoints the Depositary as its agent to effect the exchange and delivery pursuant to the instructions hereto and the Arrangement. All authority conferred or agreed to be conferred in the Letter shall be binding upon the undersigned's successors, assigns, heirs, executors, administrators and legal representatives and shall not be affected buy, and shall survive, the undersigned's death or incapacity.

5.
Unless otherwise indicated in Box B or C above, the undersigned Registered ATI Common Shareholder requests that the Depositary mail the Consideration by first-class mail to the undersigned Registered ATI Common Shareholder at the address specified in Box A above and the cheque representing the Consideration be issued in the name(s) as set out in Box A above. If no address is specified in Box A or B above, the undersigned Registered ATI Common Shareholder acknowledges that the Depositary will forward the Consideration to the address of the undersigned Registered ATI Common Shareholder as shown on the share register maintained by ATI.

6.
In the event that the Arrangement is not completed for any reason, the certificate(s) that accompany this Letter will be returned to the undersigned Registered ATI Common Shareholder at the address specified in Box B above or held for pick-up if no address is indicated in Box B or if a request is made to hold cheques for pick up in Box C above.

7.
The undersigned Registered ATI Common Shareholder acknowledges and agrees that the method of delivery of the certificates representing ATI Common Shares and all other required documents is at the election and risk of the undersigned.

8.
By reason of the use by the undersigned Registered ATI Common Shareholder of an English language form of Letter, the Registered ATI Common Shareholder shall be deemed to have required that any contract evidenced by this Letter, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l'usage de cette lettre d'envoi et formule de choix en langue anglaise par le soussigné, le soussigné et les destinataires sont réputés avoir requis que tout contrat attesté par cette lettre d'envoi et formule de choix, de même que tous les documents qui s'y rapportent, soient rédigés exclusivement en anglais.

PART V

INSTRUCTIONS

1.     Use of this Letter

        This Letter is to be completed by a Registered ATI Common Shareholder holding ATI Common Shares. A properly completed and duly executed Letter in the appropriate form (or a manually signed facsimile thereof) should be received by the Depositary at the appropriate address set out on the back page of this Letter in order to facilitate prompt delivery of the Consideration. The method used to deliver this Letter and the share certificate(s) in respect of the ATI Common Shares is at the option and risk of the Registered ATI Common Shareholder, and delivery will be deemed effective only when such documents are actually received by the Depositary. ATI recommends that the necessary documentation be hand delivered to the Depositary, at the address set out on the back page of this Letter, and a receipt obtained; otherwise the use of registered mail with return receipt requested, properly insured, is recommended.

        ATI Common Shareholders whose ATI Common Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in depositing those ATI Common Shares.

2.     Signatures

        This Letter must be completed and signed by the holder of the Transmitted Shares or by such holder's duly authorized representative (in accordance with Instruction 5).

  (a)
  If this Letter is signed by the registered holder(s) of the accompanying certificate(s), such signature(s) on this Letter must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such deposited certificate(s) are owned of record by two or more joint owners, all such owners must sign this Letter.

  (b)
  If this Letter is signed by a person other than the registered holder(s) of the accompanying certificate(s):

  (i)
  such deposited certificate(s) must be endorsed or be accompanied by appropriate share transfer power of attorney duly and properly completed by the registered holder(s);

  (ii)
  the signature(s) on such endorsement or share transfer power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in Instruction 4 below; and

  (iii)
  In the event that any transfer or other taxes become payable by reason of the transfer of the deposited certificates, the transferee or assignee must pay such tax to the Depositary or must establish to the satisfaction of the Depositary that such tax has been paid.

3.     Defects or Irregularities

        Each of 1252986 Alberta ULC and AMD reserves the right, if it so elects, in its absolute discretion, to direct the Depositary to waive any defect or irregularity contained in this Letter or any other document received by the Depositary. Neither AMD, 1252986 Alberta ULC nor the Depositary is under any duty to notify of any such defect or irregularity or shall incur any liability for failure to give any such notification.

4.     Guarantee of Signatures

        If this Letter is signed by a person other than the registered holder(s) of the Transmitted Shares, or if the payment is to be made in a name other than the registered holder(s), or if the Arrangement is not completed and the Transmitted Shares are to be returned to a person other than such registered holder(s), or sent to an address other than the address of the registered holder(s) as shown on the registers of ATI, such signature must be guaranteed by an Eligible Institution, or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

        An "Eligible Institution" means a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States.

5.     Fiduciaries, Representatives and Authorizations

        Where this Letter is executed by a person on behalf of an executor, administrator, trustee, guardian, corporation, partnership or association or is executed by any other person acting in a representative or fiduciary capacity, this Letter must be accompanied by satisfactory evidence of such person's proof of appointment and authority to act. Either 1252986 Alberta ULC, AMD or the Depositary, at their discretion, may require additional evidence of appointment or authority or additional documentation.

6.     Miscellaneous

  (a)
  If the space on this Letter is insufficient to list all certificates for Transmitted Shares, additional certificate numbers and number of Transmitted Shares may be included on a separate signed list affixed to this Letter.

  (b)
  If Transmitted Shares are registered in different names, however different (e.g. "John Doe" and "J. Doe"), a separate Letter should be signed for each different registration.

  (c)
  No alternative, conditional or contingent deposits will be accepted.

  (d)
  Additional copies of the Circular and this Letter may be obtained from the Depositary at the address set out on the back page of this Letter.

7.     U.S. Holders; Substitute Form W-9

        A U.S. Holder is any Registered ATI Common Shareholder who is either a U.S. person (as defined in Part VI under "Important Tax Information for U.S. Holders", below) or provides the Depositary with a mailing address in the United States. Each U.S. Holder who is a U.S. person depositing ATI Common Shares to the Depositary is required to provide the Depositary with a correct U.S. taxpayer identification number ("TIN") (generally the Holder's social security number or federal employer identification number) and with certain other information, on Substitute Form W-9, which is provided under "Important Tax Information for U.S. Holders" below. A U.S. Holder who is not a U.S. person but provides a mailing address in the United States will be required to furnish an IRS Form W-8BEN or other appropriate IRS Form W-8, which the Depositary will provide upon request. Failure to provide the information on Substitute Form W-9 or IRS Form W-8, as applicable, may subject the depositing holder to U.S. federal backup withholding on the gross amount of any payments made to the U.S. Holder, and, in certain cases, penalties.

8.     Lost Certificates

        If a share certificate has been lost or destroyed, this Letter should be completed as fully as possible and forwarded, together with a letter describing the loss, to the Depositary at its office in Toronto, Ontario, Canada listed herein. The Depositary will forward such Letter to the transfer agent for the ATI Common Shares so that the transfer agent may provide replacement instructions. If a share certificate has been lost or destroyed, please ensure that you provide your telephone number to the Depositary so that the Depositary or the transfer agent for the Shares may contact you.

9.     Residence in India

        Persons resident in India who acquire shares in a non-Indian company are subject to certain exchange control regulations promulgated under the Foreign Exchange Management (Transfer or Issue of any Foreign Security) Regulations, 2000 ("FEMA Regulations"). You are required to certify in Box E in Part III that you are not resident in India. If you are a person resident in India, you must provide the Depositary with proof satisfactory to the Depositary that issuance to you of shares of AMD Common Stock would not violate FEMA Regulations. If you are unable to supply adequate proof, any shares of AMD Common Stock that you would otherwise receive (whether because you made a Stock Election, failed to elect, or would otherwise receive shares as a result of pro ration) will be sold by the Depositary through the facilities of the New York Stock Exchange as soon as practicable after the Effective Time, and instead of receiving certificates for such shares, you will receive the proceeds from such sale, net of any selling expenses.

        For purposes of the above, Section 2(v) of the Foreign Exchange Management Act, 1999 defines a "person resident in India" as —

(i)
a person residing in India for more than one hundred and eighty-two days during the course of the preceding financial year but does not include —

(A)
a person who has gone out of India or who stays outside India, in either case —

(a)
for or on taking up employment outside India, or

(b)
for carrying on outside India a business or vocation outside India, or

(c)
for any other purpose, in such circumstances as would indicate his intention to stay outside India for an uncertain period;

(B)
a person who has come to or stays in India, in either case, otherwise than —

(a)
for or on taking up employment in India, or

(b)
for carrying on in India a business or vocation in India, or

(c)
for any other purpose, in such circumstances as would indicate his intention to stay in India for an uncertain period;

(ii)
any person or body corporate registered or incorporated in India,

(iii)
an office, branch or agency in India owned or controlled by a person resident outside India, or

(iv)
an office, branch or agency outside India owned or controlled by a person resident in India.

PART VI

IMPORTANT TAX INFORMATION FOR U.S. HOLDERS

        To prevent backup withholding on any payment made to a U.S. Holder (or person acting on behalf of a U.S. Holder) with respect to ATI Common Shares tendered, you are required, if you are a U.S. person (as defined below), to notify the Depositary of your current U.S. taxpayer identification number, or TIN, (or the TIN of the person on whose behalf you are acting) by completing the Substitute Form W-9 as described more fully below. If you are a U.S. Holder that is not a U.S. person but provides a mailing address in the United States, you will be required to furnish an IRS Form W-8 to avoid backup withholding, which the Depositary will provide upon request. Backup withholding is not an additional tax. Amounts withheld are creditable against the shareholder's regular United States federal income tax liability, and any amount overwithheld generally will be refundable to the shareholder if the shareholder properly files a United States federal income tax return.

        Each U.S. Holder of ATI Common Shares is urged to consult his or her own tax advisor to determine whether such holder is required to furnish Substitute Form W-9, is exempt from backup withholding and information reporting, or is required to furnish an IRS Form W-8.

        You are a U.S. person, if you are, for U.S. federal income tax purposes, a citizen or a resident of the United States (including a U.S. resident alien), a partnership, corporation, company, or association created or organized in the United States or under the laws of the United States, an estate whose income is subject to U.S. federal income tax regardless of its source, or a trust if a U.S. court can exercise primary supervision over the trust's administration and one or more U.S. persons are authorized to control all substantial decisions of the trust.

        Each tendering U.S. person is required to provide the Depositary with a correct TIN and with certain other information on Substitute Form W-9, which is attached below, and to certify that the TIN provided is correct (or that such U.S. person is awaiting a TIN) and that (a) the U.S. person has not been notified by the Internal Revenue Service that the U.S. person is subject to backup withholding as a result of a failure to report all interest or dividends or (b) the Internal Revenue Service has notified the U.S. person that the U.S. person is no longer subject to backup withholding.

        The TIN is generally the U.S. person's U.S. Social Security number or the U.S. federal employer identification number. The U.S. person is required to furnish the TIN of the registered owner of the ATI Common Shares. The enclosed "Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9" explain the proper certification to use if the ATI Common Shares are registered in more than one name or are not registered in the name of the actual owner. If the tendering U.S. person has not been issued a TIN and has applied for a TIN or intends to apply for a TIN in the near future the U.S. person should write "Applied For" in Part I of the Substitute Form W-9 and complete the additional certification at the bottom of the Substitute Form W-9. If such U.S. person does not provide a TIN to the Depositary by the time of payment, the Depositary will backup withhold a portion of such payments. Certain U.S. persons (including U.S. corporations) are not subject to these backup withholding and reporting requirements. See the enclosed "Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9" for additional instructions.

        Failure to timely provide the required information on the Substitute Form W-9 may subject the tendering U.S. person to a US$50 penalty imposed by the Internal Revenue Service and backup withholding of a portion of any payment at the applicable rate (currently 28%). More serious penalties may be imposed for providing false information which, if wilfully done, may result in fines and/or imprisonment.

        U.S. Holders that are not U.S. persons but provide a mailing address in the United States will be required to file an IRS Form W-8BEN or other appropriate IRS Form W-8. The Depositary will provide such forms upon request. A failure to properly complete and furnish the appropriate IRS Form W-8 may result in backup withholding.

        IRS Circular 230 disclosure: To ensure compliance with requirements imposed by the IRS, you are hereby notified that: (a) any discussion of U.S. federal income tax issues in this document is not intended or written by us to be relied upon, and cannot be relied upon by you, for the purpose of avoiding penalties that may be imposed on you under the Internal Revenue Code; (b) such discussion is written in connection with the promotion or marketing of the transactions or matters addressed herein; and (c) you should seek advice based on your particular circumstances from an independent tax advisor.

PLEASE COMPLETE THE SUBSTITUTE FORM W-9 BELOW TO PROVIDE
THE RECEIVING AGENT WITH YOUR TAX IDENTIFICATION NUMBER AND
A CERTIFICATION AS TO YOUR EXEMPTION FROM BACK-UP WITHHOLDING
TO BE COMPLETED BY SURRENDERING REGISTERED ATI COMMON
SHAREHOLDERS THAT ARE U.S. PERSONS (OR OTHER PAYEES)

Payer's Name: Computershare Investor Services Inc.

SUBSTITUTE Form W-9 Department of the Treasury Internal Revenue Service Payer's Request for Taxpayer Identification Number (TIN) and Certification

Name
Business Name
Please check appropriate box
☐ Individual/Sole Proprietor
☐ Corporation
☐ Partnership            ☐ Other
Address
City, State, Zip Code
For Payees exempt from backup withholding, see the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9, check the Exempt box below, and complete the Substitute Form W-9.
Exempt from backup withholding ☐

Part I — Taxpayer Identification Number
For all accounts, enter your taxpayer identification number on the appropriate line. Certify by signing and dating below. For further instructions, see Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
            Social Security Number
OR
            Employer Identification
(If awaiting TIN, write "Applied For")

Part II — Certification Under penalties of perjury, I certify that:
(1)	The number shown on this form is my correct Taxpayer Identification Number (or I am waiting for a number to be issued to me); and
(2)
I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and
(3)	I am a U.S. person (including a U.S. resident alien).

Certification Instructions — You must cross out item (2) above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest or dividends on your tax return. However, if after being notified by the IRS that you were subject to backup withholding you received another notification from the IRS that you are no longer subject to backup withholding, do not cross out item (2). (Also see instructions in the enclosed Guidelines).

Signature of U.S. Person	Date

YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU
WROTE "APPLIED FOR" IN PART I OF THIS SUBSTITUTE FORM W-9

CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate Internal Revenue Service Center or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future. I understand that, notwithstanding the information I provided in Part II of the Substitute Form W-9 (and the fact that I have completed this Certificate of Awaiting Taxpayer Identification Number), all payments made to me before I provide a properly certified taxpayer identification number will be subject to the applicable percentage of backup withholding tax.

Signature of U.S. Person	Date

Note: Failure to complete and return this Substitute Form W-9 may subject you to applicable U.S. Federal income tax withholding (currently 28%) on any cash payments made to you. Please review the enclosed "Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9" for additional details.

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
NUMBER ON SUBSTITUTE FORM W-9

        Specific Instructions

        Name.    If you are an individual, you must generally enter the name shown on your social security card. However, if you have changed your last name, for instance, due to marriage without informing the Social Security Administration of the name change, enter your first name, the last name shown on your social security card, and your new last name.

        If the account is in joint names, list first and then circle the name of the person or entity whose number you enter in Part I of the form.

        Sole proprietor.    Enter your individual name as shown (in your social security card on the "Name" line. You may enter your business, trade, or "doing business as (OBA)~ name on the "Business name" line.

        Limited liability company (LLC).    If you are a single-member LLC (including a foreign LLC with a domestic owner) that is disregarded as an entity separate from its owner under Treasury regulations section 301.7701-3, enter the owner's name on the "Name" line. Enter the LLC's name on the "Business name" line. Check the appropriate box for your tiling status (sole proprietor, corporation, etc.), then check the box for "Other" and enter "LLC" in the space provided.

        Caution: A disregarded domestic entity that has a foreign owner must use the appropriate Form W-8.

        Other entities.    Enter your business name as shown on required Federal tax documents on the "Name" line. This name should match the name shown on the charter or other legal document creating the entity. You may enter any business, trade, or DBA name on the "Business name" line.

        Note.    You are requested to check the appropriate box for your status (individual/sole proprietor, corporation, etc.)

Exempt From Backup Withholding

        If you are exempt, enter your name as described above and check the appropriate box for your status, then check the "Exempt from backup withholding" box in the line following the business name, sign and date the form.

        Generally, individuals (including sole proprietors) are not exempt from backup withholding. Corporations are exempt from backup withholding for certain payments, such as interest and dividends.

        Note.    If you are exempt from backup withholding, you should still complete this form to avoid possible erroneous backup withholding.

        Exempt payees. Backup withholding is not required on any payments made to the following payees:

1.
An organization exempt from tax under section 501(a), any IRA, or a custodial account under section 403(b)(7) if the account satisfies the requirements of section 401(0(2),

2.
The United States or any of its agencies or instrumentalities,

3.
A state, the District of Columbia, a possession of the United States, or any of their political subdivisions or instrumentalities,

4.
A foreign government or any of its political subdivisions, agencies, or instrumentalities, or

5.
An international organization or any of its agencies or instrumentalities.

        Other payees that may be exempt from backup withholding include:

6.
A corporation,

7.
A foreign central bank of issue,

8.
A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States,

9.
A futures commission merchant registered with the Commodity Futures Trading Commission,

10.
A real estate investment trust,

11.
An entity registered at all times during the tax year under the Investment Company Act of 1940,

12.
A common trust fund operated by a bank under section 584(a),

13.
A financial institution,

14.
A middleman known in the investment community as a nominee or custodian, or

15.
A trust exempt from tax under section 664 or described in section 4947.

        Part I — Taxpayer Identification Number (TIN) Enter your TIN on the appropriate line.

        If you are a resident alien and you do not have and are not eligible to get an SSN, your TIN is your IRS individual taxpayer identification number (ITIN). Enter it on the social security number line. If you do not have an ITIN, see How to get a TIN below.

        If you are a sole proprietor and you have an FIN, you may enter either your SSN or FIN. However, the IRS prefers that you use your SSN.

        If you are an LLC that is disregarded as an entity separate from its owner (see Limited liability company (LLC) above), and are owned by an individual, enter your SSN (or FIN, if you have one). If the owner of a disregarded LLC is a corporation, partnership, etc., enter the owner's FIN.

        Note:See the chart below for further clanfication of name and TIN combinations.

        How to get a TIN.    If you do not have a TIN, apply for one immediately. To apply for an SSN, get Form SS-5, Application for a Social Security Card, from your local Social Security Administration office or get this form on-line at www.socialsecurity.gov/ online/ ss-5.pdf. You may also get this form by calling 1-800-772-1213. Get Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for an ITIN or Form SS-4, Application for Employer Identification Number, to apply for an FIN. You can apply for an FIN online by accessing the IRS website at www.irs.gov/businesses/ and clicking on Employer ID numbers under Related Topics. You may get Forms W-7 and SS-4 from the IRS by calling 1-800-TAX-FORM (1-800-829-3676) or from the IRS's Internet Web Site at www.irs.gov.

        If you do not have a TIN, write "Applied For" in the space for the TIN, sign and date the form, and give it to the requester. For interest and dividend payments, and certain payments made with respect to readily tradable instruments, generally you will have 60 days to get a TIN and give it to the requester before you are subject to backup withholding on payments. The 60-day rule does not apply to other types of payments. You will be subject to backup withholding on all such payments until you provide your TIN to the requester.

        Note: Writing "Applied For" means that you have already applied for a TIN or that you intend to apply for one soon.

Part II — Certification

        To establish to the withholding agent that you are a U.S. person, or resident alien, sign Form W-9. You may be requested to sign by the withholding agent even if items 1, 4, and 5 below indicate otherwise.

        For a joint account, only the person whose TIN is shown in Part I should sign (when required). Exempt recipients, see "Exempt from Backup Withholding", above.

Signature requirements

        Complete the certification as indicated in 1 through 5 below.

1.
Interest, dividend, and barter exchange accounts opened before 1984 and broker accounts considered active during 1983. You must give your correct TIN, but you do not have to sign the certification.

2.
Interest, dividend, broker, and barter exchange accounts opened after 1983 and broker accounts considered inactive during 1983. You must sign the certification or backup withholding will apply. If you are subject to backup withholding and you are merely providing your correct TIN to the requester, you must cross out item 2 in the certification before signing the form.

3.
Real estate transactions.    You must sign the certification. You may cross out item 2 of the certification.

4.
Other payments.    You must give your correct TIN, but you do not have to sign the certification unless you have been notified that you have previously given an incorrect TIN. "Other payments" include payments made in the course of the requester's trade or business for rents, royalties, goods (other than bills for merchandise), medical and health care services (including payments to corporations), payments to a nonemployee for services, payments to certain fishing boat crew members and fishermen, and gross proceeds paid to attorneys (including payments to corporations).

What Name and Number To Give the Requestor

For this type of account:		Give name and SSN of:

1.	Individual	The individual

2.	Two or more individuals (joint account)	The actual owner of the account or, if combined funds, the first individual on the account[1]

3.	Custodian account of a minor (Uniform Gift to Minors Act)	The minor[2]

4.	a. The usual revocable savings trust (grantor is also trustee)	The grantor-trustee[1]

	b. So-called trust account that is not a legal or valid trust under state law	The actual owner[1]

5.	Sole proprietorship or single-owner LLC	The owner[3]

For this type of account:		Give name and EIN of:

6.	Sole proprietorship or single-owner LLC	The owner[3]

7.	A valid trust, estate, or pension trust	Legal entity[4]

8.	Corporate or LLC electing corporate status on Form 8832	The corporation

9.	Association, club, religious, charitable, educational, or other tax-exempt organization	The organization

10.	Partnership or multi-member LLC	The partnership

11.	A broker or registered nominee	The broker or nominee

12.	Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity

1 List first and circle the name of the person whose number you furnish. If only one person on a joint account has an SSN, that person's number must be furnished.

2 Circle the minor's name and furnish the minor's SSN.

3You must show your individual name, but you may also enter your business or "DBA" name on the second name line. You may use either your SSN or FIN (if you have one). If you are a sole proprietor, the IRS encourages you to use your SSN.

4 List first and circle the name of the legal trust, estate or pension trust. (Do not furnish the TIN of the personal representative or trustee unless the legal entity itself is not designated in the account title.)

        Note: If no name is circled when more than one name is listed, the number will be considered to be that of the first name listed.

Privacy Act Notice

        Section 6109 of the Internal Revenue Code requires you to give your correct TIN to persons who must file information returns with the IRS to report interest, dividends, and certain other income paid to you, mortgage interest you paid, the acquisition or abandonment of secured property, cancellation of debt, or contributions you made to an IRA, or Archer MSA or HSA. The IRS uses the numbers for identification purposes and to help verify the accuracy of your tax return. The IRS may also provide this information to the Department of Justice fur civil and criminal litigation, and to cities, states, and the District of Columbia to carry out their tax laws. The IRS may also disclose this information to other countries under a tax treaty, or to Federal and state agencies to enforce Federal nontax criminal laws and to combat terrorism.

        You must provide your TIN whether or not you are required to file a tax return. Payers must generally withhold applicable rates (currently 28%) of taxable interest, dividend, and certain other payments to a payee who does not give a TIN to a payer. Certain penalties may also apply.

The Depositary is:

COMPUTERSHARE INVESTOR SERVICES INC.

P.O. Box 7021
31 Adelaide Street East
Toronto, Ontario
M5C 3H2

Toll Free: 1-800-564-6253
(North America)
Phone: 1-514-982-7555
(Overseas and Collect Calls)
E-mail: corporateactions@computershare.com

Attention: Corporate Actions

By Registered Mail, by Hand or by Courier

COMPUTERSHARE INVESTOR SERVICES INC.

100 University Avenue
9th Floor
Toronto, Ontario
M5J 2Y1

Attention: Corporate Actions

Any questions and requests for assistance may be directed by ATI Common Shareholder to the Depositary at the telephone number, e-mail address and location set out above.

QuickLinks

LETTER OF TRANSMITTAL AND ELECTION FORM to accompany certificates for common shares of ATI TECHNOLOGIES INC. to be deposited pursuant to the Arrangement with 1252986 ALBERTA ULC and ADVANCED MICRO DEVICES, INC.
PART III TO BE COMPLETED BY ALL REGISTERED ATI COMMON SHAREHOLDERS
PART IV GENERAL TERMS
PART V INSTRUCTIONS
PART VI IMPORTANT TAX INFORMATION FOR U.S. HOLDERS
GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9
COMPUTERSHARE INVESTOR SERVICES INC.
COMPUTERSHARE INVESTOR SERVICES INC.